SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 Broadway – 32nd Floor

New York, NY 10006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Sonia Bednarowski Anna Nguyen Parker

Re:	Citius Pharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 4, 2015 File No. 333-206903

Ladies and Gentlemen:

Citius Pharmaceuticals, Inc. (the "Company"), in connection with its filing of amendment no. 3 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-206903) (the "Amended Registration Statement"), hereby responds to the Staff's comments raised in the Staff's comment letter dated November 10, 2015. For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

General

1. We note your response to our prior comment 2 that, in the future, you may be unable to comply with FDA regulatory requirements. However, please tell us whether you continue to face risks associated with the violations listed in the letter you received from the FDA dated June 9, 2014. To the extent you continue to face risks associated with these violations, please disclose such risks in an appropriate section of your prospectus.

Response: The Company believes that it has presented all of the information requested by the FDA and that its corrective actions were appropriate and adequate. Accordingly, the Company does not believe that it currently faces any risks associated with the violation of the Federal Food, Drug and Cosmetics Act. We have clarified this in the risk titled "Even if we receive regulatory approval to commercialize our product candidates, post-approval marketing and promotion of products is highly regulated by the FDA, and marketing campaigns which violate FDA standards may result in adverse consequences". In addition, we have added language in such risk indicating that in the event the FDA discovers repeat or new violations, we could face stiffer, penalties in the future including the issuance of a cease and desist order, impounding of our products, and civil or criminal penalties. The Company believes that this is the appropriate section of the prospectus to disclose such risks.

2. We note your response to our prior comment 3 that you are no longer registering the shares of common stock that are underlying the Placement Agent Warrants which underlie the unexercised Placement Agent Unit Warrant. However, it appears that there are 680,026 such shares and you have only reduced the number of share of common stock that the selling shareholders are offering by 680,000. Refer to page 59 of your prospectus. Please advise or revise.

Response: We respectfully believe that the 680,000 shares reduction was appropriate. Although, I am not sure of where the confusion initially stemmed from, the number should have originally been 1,360,000 as opposed to 1,360,026 so the removal of the shares underlying the warrants should have been 680,000 rather than 680,026. Please note that when added together the aggregate sum of shares included in the Selling Shareholders' Table equals 14,045,208 shares which matches the figures otherwise in the Registration Statement. Counsel apologizes for any inconsistency.

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Prospectus Summary, page 1

Summary of Citius Pharmaceuticals' Business, page 2

3. We note your response to our prior comment 5 and reissue. Please address the risks associated with failing to conduct and complete the post-marketing study required by the FDA, and discuss the significance of the letter regarding a notification of a missed milestone that you received from FDA dated August 18, 2015.

Response: The Company has added disclosure in the Summary section addressing the risks associated with failing to conduct and complete the post-marketing study required by the FDA and the significance of the FDA letter in August 2015. Please note that the actual date of the letter from the FDA is August 28, 2015 as opposed to August 18, 2015.

Summary of Citius Pharmaceuticals' Business, page 36

Royalty Payments to Alpex, page 40

4. We note your response to our prior comment 8 and reissue in part. Please clarify what you mean by your disclosure that your agreement with Alpex "terminates on the date when royalty payments are no longer payable on net sales of Suprenza."

Response: We have clarified the terms of the Alpex license and clarified when payment obligations will cease in the Summary Section and made corresponding changes throughout the S-1.

5. We note your response to our prior comment 11 that you have omitted the term "milestone." from your prospectus. In this regard, we note that you have omitted the term from your business section but continue to use it in other sections of your prospectus. For example, refer to pages F-8, F-9, F-23 and F-26. Please provide a definition of this term so that investors understand the payments you are required to make as well as the payments you will receive pursuant to your agreement with Alpex.

Response: In the MDA Section under the heading Business Agreements Alpex Pharma S.A., we have defined what is meant by milestones which are generally understood in the industry as a completion of a specific defined task towards the completion of a project or performance of a contract and explained the use of the term in the Alpex agreement.

Management, page 52

6. We note your response to our prior comment 13 and reissue in part. Please clarify whether you have terminated the agreement with Merriman Capital, Inc. that permitted it to appoint a director to you board of directors or if Merriman Capital, Inc. has waived its right to appoint a director at this time but may appoint a director in the future. If you did not terminate the agreement with Merriman Capital, Inc. regarding its right to appoint a director, please describe the material terms of the agreement, identify the Placement Agent and file the agreement as an exhibit with the next amendment of your registration statement.

Response: Now that the Company has added two new independent directors, Merriman has waived its right to appoint a director now or in the future. As there is no ongoing obligation, the Company respectfully believes that there is no material agreement to be filed as an exhibit to the Registration Statement.

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7. We note your response to or prior comment 14 and reissue in part. Please tell us the basis for your belief that Mr. Holubiak's role with companies in your industry will not create conflicts of interests.

Response: The Company has added disclosure to Mr. Holubiak's biography detailing the activities of the other entities of which Mr. Holubiak is a director and why the Company believes that his role with other pharmaceutical companies does not result in a conflict of interest.

Placement Agent Units and Warrants, page 59

8. We note your response to our prior comment 16 and reissue in part. Please briefly describe what determines whether the warrants are issued on a cash or cashless basis.

Response: We have filed the form of Placement Agent's Unit Warrant as an exhibit to the S-1. Please note the language on the last line of Section 10 which provides that "There shall be no cashless exercise of the Warrants issued as part of the Warrants that form a part of the Units." This is consistent with the disclosure in the Registration Statement.

In addition, to addressing your comments, please note that the S-1 has been amended to include the financial statements and Management's Discussion and Analysis for the year ended September 30, 2015, as well as any information that required updating. If you have any comments or questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.

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